UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2018

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated October 22, 2018, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1656108/000147793216012768/gkinvestment_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to GK Investment Holdings, LLC, a Delaware limited liability company.

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,562,000 of Bonds.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of December 31, 2018. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, all of which was repaid as of December 31, 2018. For more details on the terms of the financing, please see “Item 3. Financial Statements” herein and “Certain Relationships and Related Transactions” in the Offering Statement.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

As of December 31, 2018, the portion of Lake Mead Crossing owned by LM Partners is 97.15% leased and the portion of Lake Mead Crossing owned by LM Development is 52.54% leased.

We used Bond proceeds to repay the GK Development Loan I in 2017.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.

As of December 31, 2018, 2700 Ygnacio is 78.85% leased to numerous tenants and the leases are expiring on various dates between 2018 and 2022. Corrollo Engineers is the anchor tenant on the property, occupying 37,156 rentable square feet, or 34.41% of the property, under a lease currently scheduled to expire on October 31, 2019.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, of which $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender, (ii) an interim loan from GK Development of $2,305,000, or the GK Development Loan II, and (iii) proceeds from this offering of $1,750,000. For more details on the terms of the financing, please see “Item 3. Financial Statements” herein and “Certain Relationships and Related Transactions” in the Offering Statement.

We used Bond proceeds to repay the GK Development Loan II in 2017.

Financial Summary

For the year ended December 31, 2018, we had revenue of $5,908,469, consolidated net loss before depreciation, amortization of $461,726 and a consolidated net loss of $3,312,195.

For the year ended December 31, 2017, we had revenue of $6,072,305, consolidated net loss before depreciation, amortization and gain on sale of rental property of $334,900 and a consolidated net loss of $1,995,972.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for 2018, from January 1, 2018 to December 31, 2018.

As of December 31, 2018, we had the following two assets, (i) a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 152,000 square feet of rentable commercial space and (ii) a Class A office building located in Walnut Creek, California consisting of approximately 152,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased on November 12, 2015 and GK Development, Inc. assumed management responsibilities on May 1, 2016. 2700 Ygnacio was purchased on January 30, 2017 and GK Development, Inc. assumed management responsibilities on that acquisition date.

For the year ended December 31, 2018, our total revenues from operations amounted to $5,908,469. Operating costs for the same period, including depreciation and amortization of $2,850,469 but excluding interest expense of $4,422,012, amounted to $4,830,036. This resulted in operating income of $1,078,433. Net loss for the year amounted to $3,312,195 after taking into account depreciation and amortization of $2,850,469, interest expense of $4,422,012 and miscellaneous income of $31,384.

For the year ended December 31, 2017, our total revenues from operations amounted to $6,072,305. Operating costs for the same period, including depreciation and amortization of $3,399,954 but excluding interest expense of $4,408,820, amounted to $5,371,803. This resulted in operating income of $700,502. Net loss for the year amounted to $1,955,972 after taking into account interest expense of $4,408,820, gain on sale of rental property of $1,738,882 and miscellaneous income of $13,464.We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of December 31, 2018, we had cash on hand of $1,860,220 and restricted cash (funded reserves) of $852,946. The funded reserves are comprised of (i) tenant improvement reserves of $391,975, which is required as a condition precedent of the mortgage loans payable and (ii) a bond service reserve of $460,971, which is required pursuant to the Bond Indenture Agreement which requires that 7% of the gross proceeds from this offering be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through October 17, 2018. We offered investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds, and $25,134,000 was sold as of December 31, 2018. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,562,000 of Bonds.

The loan from Barrington Bank was previously scheduled to mature on November 12, 2017, however, a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

In our offering of a maximum of $50,000,000 of Bonds, purchase price per Bond was $1,000. The Bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. As of December 31, 2018, $25,134,000 of Bonds have been sold and through the date of this report, $33,562,000 have been sold. The proceeds from the offering received to date have been used for the acquisition of 2700 Ygnacio, to partially repay the loans from GK Development and to pay down GKSI IV Loan, related to our acquisition of Lake Mead Crossing. On April 30, 2019, we terminated the offering and as of such date of termination, we have a total net proceeds of $33,562,000 from this offering for company use.

LM Partners sold a building containing approximately 7,800 rentable square feet to PDCS for $4,000,0000, excluding prorations. The sale closed on March 20, 2017 and $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan. The pay down of the debt reduces the future liquidity requirements of our Company.

Trend Information

In the fourth quarter of 2018, we sold $4,800,000 of Bonds in the offering. In the first and second quarter of 2019 and through April 30, 2019, the date of termination of the offering, we sold $8,428,000 of Bonds in the offering. The sale of the Bonds has remained consistent from the fourth quarter of 2018 to the first quarter of 2019. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,562,000 of Bonds in the offering. We have used the net proceeds from the offering to pay down existing indebtedness and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Development. Our company is managed by GK Development, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	60	President and Sole Director	1995
Sherry Mast	52	Principal – Asset Management	1997
Gregory C. Kveton	62	Principal - Development	2002
Susan Dewar	60	Senior Vice President - Acquisitions	2004
Matt Leiter	47	Senior Vice President - Equity Markets	2011
Melissa Pielet	53	Principal - Equity Markets	2013

Set forth below is biographical information for GK Development Inc.'s executive officers.

Garo Kholamian, age 60, is the President, sole Director and sole shareholder of GK Development. Since the formation of the GK Development in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental. Prior to forming GK Development, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart's community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his master's degree in Business Management from Loyola University of Chicago in 1985 and his bachelor's degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 51, is the Principal – Asset Management at GK Development. Ms. Mast joined GK Development in 1997 and, prior to taking over leasing, established property management and financial systems for GK Development. Ms. Mast is responsible for leasing and operations of the company's entire portfolio, as well as day-to-day leasing activity. Prior to joining GK Development, Ms. Mast was Marketing Manager for Karp's, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick's Finer Foods and American Superstores. Prior to joining Karp's, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt's industry-leading service standards. Ms. Mast received her bachelor's degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 62, is the Principal - Development at GK Development. He joined GK Development in 2002 to spearhead the company's ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Development has specialized in projects that deliver steady, increasing value for GK Development's investors, tenants and community. Previously, Greg was Senior Vice President - Operations with fiscal and operation responsibility for GK Development's portfolio. Before he joined GK Development, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Greg was National Director of the Community Centers group, where he oversaw asset and property management for the company's power and community centers portfolio. Greg graduated from Iowa State University with a Bachelor of Science degree in Business Administration and holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

Susan Dewar, age 60, is the Senior Vice President - Acquisitions at GK Development. Susan joined GK Development in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Development. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Development's properties and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Matt Leiter, age 47, is the Senior Vice President - Equity Markets at GK Development. Matt manages legacy investments and its investors. Matt also structures new investment products for distribution to Broker Dealers, Family Offices, and Institutional investors. Matt manages and monitors the financial performance of the company's four equity funds and seven single-asset real estate investment offerings. He has also selected and managed GK's National Sales, Key Accounts and Wholesaling team, leading them to more than $50 million raised in less than two-years, allowing for the purchase or recapitalization of more than $150 million of real estate assets. Before joining GK Development, he was General Manager at the Leiter Group, a Florida real estate development firm with a focus on mixed-use multi-family public/private projects. There he led in managing and developing projects with a combined value of over $300 million. He also has experience as the Chief Operating Officer of a European software company and as a sales manager at Caterpillar, Inc., where he worked for six years. Matt received his Bachelor of Science degree from the University of Illinois at Champaign - Urbana and his Master of Business Administration from the University of Chicago.

Melissa Pielet, age 53, is the Principal - Equity Markets at GK Development. Melissa arranges financing for all of GK Development's acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Development's portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Development team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial's 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third-party borrowers, including all of GK Development's acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

Director and Executive Compensation

Our Company does not have directors and executive officers. It is operated by a sole manager, GK Development. Garo Kholamian is the sole shareholder and director of GK Development. We will not reimburse GK Development for any portion of the salaries and benefits to be paid to its directors and executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

Prior to October 17, 2017, our Company had two classes of membership interests, Class A Units and Class B Units, and together the Units. On October 17, 2017, in connection with the termination of those certain Forced Sale Agreements entered into in connection with the initial closing in the offering, all outstanding Class B Units were converted into Class A Units at a ratio of four (4) Class A Units for each Class B Unit converted. As a result of the conversion, there are no Class B Units outstanding, and the entities formerly holding Class B Units now hold an 80% membership interest in our Company. As of December 31, 2018, 18 individuals and/or entities have an ownership interest in our Company.

The table below sets forth, as of December 31, 2018, certain information regarding the beneficial ownership of our outstanding Units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding Units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding Units. Each person named in the table has sole voting and investment power with respect to all of the Units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Interest Acquirable	Percent of Class

Class A Units	Garo Kholamian(1) 257 East Main Street, Suite 200 Barrington, IL 60010	67.81% Class A Membership Interest	N/A	67.81%

Class A Units	Nancy Kholamian(2) 257 East Main Street, Suite 200 Barrington, IL 60010	12.61% Class A Membership Interest	N/A	12.61%

Class A Units	Directors and Executive Officers(3) 257 East Main Street, Suite 200 Barrington, IL 60010	84.19% Class A Membership Interest	N/A	84.19%
_________________
(1)
Held by Garo Kholamian individually and through Garo Kholamian Revocable Trust and Laplata Insurance Trust.
(2)
Held by Nancy Kholamian individually and through the Nancy Kholamian Revocable Trust.
(3)
The ownership interest of directors and executive officers is inclusive of Garo Kholamian’s ownership interest.

Item 5. Interest of Management and Others in Certain Transaction

Lake Mead Crossing is managed by GK Development under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected. 2700 Ygnacio is managed by GK Development under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. GK Development is responsible for promoting the sale of the Bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross proceeds received from the offering up to $940,000. As of December 31, 2018, GK Development had received $447,739 in promotional fees. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross proceeds received from the offering up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross proceeds received from the offering up to $75,000. As of August 14, 2019, $184,591 out of $275,000 and $50,343 out of $75,000 has been paid to GK Development. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross proceeds received from the offering.

Our Company through its wholly-owned subsidiaries has entered into the GKSI IV Loan in the maximum amount of $10,500,000, of which $0 was outstanding as of December 31, 2018. We ultimately repaid an aggregate of $13,360,703 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The GK Development Loan I is in the maximum amount of $2,608,100 and allocated between LM Partners and LM Development, all of which was repaid as of December 31, 2018. GKSI IV is managed by the GK Development.

Our Company through its wholly-owned subsidiaries has entered into the GK Development Loan I with GK Development in the maximum amount of $2,608,100, all of which was repaid as of December 31, 2018, $1,628,000 from Bond proceeds and $980,000 from the proceeds received from the sale of a building to PDCS.

Our Company through its wholly-owned subsidiary has entered into the GK Development Loan II in the maximum amount of $855,000, all of which was repaid as of December 31, 2018 from Bond proceeds.

With respect to related parties, amounts incurred in 2018 consisted of the following:

GK Development, Inc.
Management fees (3% or 5% of gross collections)	$220,546
Acquisition fees (2% of the purchase price)	$0
Disposition fees (2% of the selling price)	$0
Brokerage fees (1% of the selling price)	$0
Leasing commissions - capitalized	$104,046
Interest on GK Development, Inc. loans	$1,544
Bond issuance costs	$445,688

GKSI IV, LLC
Interest on GKSI IV Loan	$455,729
Yield Maintenance Fee	$1,889,486
Shortfall	$1,492,735
Financing Fee on GKSI IV Loan	$199,570

Item 6. Other Information

Restatements of 2017 Financial Results

On May 2, 2019, the Company filed a Current Report on Form 1-U regarding restatement of financial statements for fiscal year ended December 31, 2017.

In order to better reflect the terms of the mezzanine loan agreement with GKSI IV (see Note 7 to the consolidated financial statements) related to the yield maintenance fee and that certain distribution agreement entered into on November 12, 2015 by and among LM Partners, LM Development and GKSI IV (the “Distribution Agreement”), the consolidated financial statements for the fiscal year ended December 31, 2017 of the Company have been restated to report the debt discounts related to these agreements. Previously, the estimated amounts that were due and payable under these agreements were disclosed as a potential future liability in the notes to the consolidated financial statements. In hindsight, management has determined that the agreements with GKSI IV created obligations that the Company was liable for upon entering the agreements on November 12, 2015. As a result, the note payable balance should have been increased for the estimated amounts to become due, with a corresponding offset to debt discount, which are reported as a direct reduction from the carrying amount of the related debt instrument. These amounts due for yield maintenance fees are amortized over a straight‐line basis over the 12‐month period in which they relate to and the amounts due related to the Distribution Agreement are amortized over a straight‐line basis, which approximates the effective interest method, over the term of the respective loan agreement. The effects of the restatement are as follows:

	Previously Reported 2017	Adjustment 2017	Restated 2017
As and for the Year ended December 31, 2017
Consolidated Balance Sheet
Notes payable ‐ Net	$48,432,954	$2,548,585	$50,981,539

Total liabilities	$57,642,111	$2,548,585	$60,190,696
Members' Equity (Deficit)	1,411,706	(2,548,585)	(1,136,879)
Total liabilities and members' deficit	$59,053,817	$-	$59,053,817

Consolidated Statement of Operations
Interest expense	(3,238,256)	(1,170,564)	(4,408,820)
Total Other Income and (Expense)	(1,485,910)	(1,170,564)	(2,656,47

Consolidated Net Loss	$(785,408)	$(1,170,564)	$(1,955,972)

Consolidated Statement of Members' Equity
Balance ‐ Beginning of Year	$2,197,114	$(1,378,021)	$819,093
Consolidated Net Loss	(785,408)	(1,170,564)	(1,955,972)
Balance ‐ End of Year	$1,411,706	$(2,548,585)	$(1,136,879)

Consolidated Statement of Cash Flows
Consolidated Net Loss	(785,408)	(1,170,564)	(1,955,972)
Amortization of debt discount costs and debt discount	229,781	1,170,564	1,400,345
Netcashprovidedbyoperatingactivities	1,281,058	-	1,281,058

Supplemental Disclosure of Non-Cash financing activities:
Debt discount costs recorded as a result of an increase in
additional amounts due under note payable obligation	$-	$596,547	$596,547

Item 7. Financial Statements

CPAs & BUSINESS ADVISORS

Independent Auditor's Report

To the Management of GK Development, Inc.
Property Manager of
GK Investment Holdings, LLC
Barrington, Illinois

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of GK Investment Holdings, LLC, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

What inspires you, inspires us. | eidebailly.com
1
7001 E. Belleview Ave., Ste. 700 | Denver, CO 80237-2733 | TF 866.740.4100 | T 303.770.5700 | F 303.770.7581 | EOE

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GK Investment Holdings, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has adopted the provisions of Financial Accounting Standards Board Accounting Standards Update No. 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*. Accordingly, the December 31, 2017 consolidated statement of cash flows has been restated to adopt this standard. Our opinion is not modified with respect to this matter.

Correction of Error

As discussed in Note 1 to the consolidated financial statements, certain errors resulting in the understatement of notes payable and interest expense, and the overstatement of members' equity (deficit) occurring during periods prior to and through December 31, 2017, was discovered during the current year. Accordingly, amounts reported for notes payable and interest expense have been restated in the December 31, 2017 consolidated financial statements now presented, and an adjustment has been made to beginning and ending members' equity (deficit) for the year ended December 31, 2017, to correct the error. Our opinion is not modified with respect to that matter.

Eide Bailly LLP

Denver, Colorado
August 26, 2019

2

GK Investment Holdings, LLC
Consolidated Balance Sheets
December 31, 2018 and 2017

		(restated)
	2018	2017
ASSETS
Rental properties	$55,572,454	$55,431,830
Less: Accumulated depreciation	3,822,213	2,700,819
	51,750,241	52,731,011

Cash	1,860,220	788,301
Accounts receivable - tenants	101,966	72,759
Accrued rent receivable	212,024	189,884
Deferred leasing costs - Net	607,024	772,220
Lease intangibles - Net	1,738,414	3,397,992
Restricted cash - funded reserves	852,946	977,453
Due from affiliate	18,288	-
Other assets	40,146	124,197

Total assets	$57,181,269	$59,053,817

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES
Notes payable - Net	$37,677,510	$50,981,539
Bonds payable - Net	21,779,147	6,508,198
Accrued financing fees payable	-	199,570
Deferred rent	119,738	110,425
Lease intangibles - Net	1,555,543	1,958,035
Accrued interest	170,068	185,765
Other accrued liabilities	177,053	98,504
Due to affiliates	21,064	25,857
Tenant security deposits	130,220	122,803

Total liabilities	61,630,343	60,190,696

Commitments and Contingencies (Notes 7, 8, 9 and 10)	-	-

Members' Equity (Deficit)
Members' Equity (Deficit)	(4,449,074)	(1,136,879)

Total liabilities and members' deficit	$57,181,269	$59,053,817

GK Investment Holdings, LLC
Consolidated Statements of Operations
Years Ended December 31, 2018 and 2017
		(restated)
	2018	2017
Revenues
Minimum rents	$5,431,556	$5,613,107
Tenant recoveries	476,913	459,198
	5,908,469	6,072,305

Operating Expenses
Operating expenses	1,164,208	1,149,276
Insurance	109,955	93,107
Management fees	220,546	229,570
Professional fees	93,535	141,785
Real estate taxes	391,323	358,111
Depreciation and amortization	2,850,469	3,399,954
	4,830,036	5,371,803

Other Income and (Expense)
Interest income	1,011	90
Interest expense	(4,422,012)	(4,408,820)
Miscellaneous income	30,373	13,374
Gain on sale of rental property	-	1,738,882
	(4,390,628)	(2,656,474)

Consolidated Net Loss	$(3,312,195)	$(1,955,972)

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity (Deficit)
Years Ended December 31, 2018 and 2017

		(restated)
	2018	2017

Balance - Beginning of Year	$(1,136,879)	$819,093

Consolidated Net Loss	(3,312,195)	(1,955,972)

Balance - End of Year	$(4,449,074)	$(1,136,879)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2018 and 2017

		(restated)
	2018	2017
Cash Flows from Operating Activities

Consolidated Net Loss	$(3,312,195)	$(1,955,972)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	2,850,469	3,399,954
Amortization of above-market leases	401,923	394,853
Accretion of below-market leases	(402,492)	(470,315)
Deferred rent receivable	(22,140)	(141,370)
Gain on sale of rental property	-	(1,738,882)
Amortization of debt issuance costs and debt discount	1,112,901	1,400,345
Amortization of bond issuance costs and bond discount	278,961	72,342
Changes in:
Accounts receivable - tenants	(29,207)	68,948
Other receivables - tenant	-	75,969
Due from affiliate	(18,288)	-
Other assets	84,051	(102,439)
Deferred rent	9,313	103,419
Accrued interest	(15,697)	47,554
Other accrued liabilities	415	10,215
Due to affiliates	(4,793)	16,084
Tenant security deposits	7,417	100,353

Net cash provided by operating activities	940,638	1,281,058

Cash Flows from Investing Activities
Acquisition of rental property	-	(14,905,290)
Acquisition costs incurred	-	(369,574)
Additions to rental properties	(330,370)	(217,718)
Net proceeds from sale of rental property	-	3,618,905
Payments of deferred leasing commissions	(116,478)	(200,817)
Deposits for acquisition of rental property	-	1,005,000

Net cash (used in) investing activities	(446,848)	(11,069,494)

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2018 and 2017
		(restated)
	(Continued)	(Continued)
	2018	2017

Cash Flows from Financing Activities
Proceeds from notes payable	$-	$13,212,000
Payments of notes payable	(10,956,575)	(7,623,980)
Payment of additional amounts due under note payable obligation	(3,382,221)	-
Payment of financing costs	(199,570)	(478,362)
Proceeds from bonds payable, net of discount	16,653,780	5,658,000
Payment of bond issue costs	(1,661,792)	(542,269)

Net cash provided by financing activities	453,622	10,225,389

Net Increase in Cash and restricted cash	947,412	436,953

Cash and restricted cash - Beginning of year	1,765,754	1,328,801

Cash and restricted cash - End of year	$2,713,166	$1,765,754

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$3,045,847	$2,888,579

Supplemental Disclosure of Non-cash Investing and Financing Activities

Deferred financing costs recorded as a result of an increase in additional amounts due under note payable obligation	$-	$596,547

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $24,387,750 and $7,113,000 were sold as of December 31, 2018 and 2017, respectively (Note 8). The Bonds are unsecured indebtedness of GKIH.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. LM Parent, LM Development and Ygnacio are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of December 31, 2018, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH.

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017.

The acquisition of Lake Mead Crossings was financed as follows:

LM Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $7,210,298 was funded to LM Partners upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

LM Development - (i) a first mortgage loan in the original amount of $2,700,000; (ii) a mezzanine loan, in the maximum amount of $10,500,000, allocated between LM Partners and LM Development, of which $339,702 was funded to LM Development upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

The acquisition of Ygnacio was financed with (i) bond proceeds in the amount of $1,750,000; (ii) a first mortgage loan in the maximum amount of $11,325,000, of which $500,000 was retained by the lender to establish a tenant improvement/lease commission escrow reserve; and (iii) an interim loan from GK Development, Inc. of which $2,305,000 was funded upon acquisition.

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twenty-four months commencing from the first bond closing date (October 17, 2016).

The following table presents a reconciliation of the beginning of year and end of year cash and restricted cash – funded reserves reported on the Company’s consolidated balance sheets to the totals shown on its consolidated statements of cash flows:

	2018	2017
Beginning of year
Cash	$788,301	$1,187,293
Restricted cash - funded reserves	977,453	141,508
Cash and restricted cash - funded reserves	$1,765,754	$1,328,801

End of year
Cash	$1,860,220	$788,301
Restricted cash - funded reserves	852,946	977,453
Cash and restricted cash - funded reserves	$2,713,166	$1,765,754

Revenue and Gain Recognition - On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), (“Topic 606”) using the modified retrospective method applying it to any open contracts as of January 1, 2018, for which the Company did not identify any open contracts. The Company also utilized the practical expedient for which the Company was not required to restate revenue from contracts that began and are completed within the same annual reporting period. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Revenue Recognition (Topic 605). The new guidance provides a unified model to determine how revenue is recognized. To determine the proper amount of revenue to be recognized, the Company performs the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. As of December 31, 2018, the Company had no outstanding contract assets or contract liabilities. The adoption of this standard did not result in any material changes to the Company’s revenue recognition as compared to the previous guidance.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee.  These percentage rents are recognized once the required sales level is achieved.  Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place. Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due  and are recorded as deferred rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2018 and 2017, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Rental Properties - Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon an independent third-party appraiser. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs.

Impairment of Assets - The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of December 31, 2018 and 2017.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. Debt discounts are specifically related to additional amounts due under the agreements with GKSI IV, LLC (Note 7) related to the financing of the Lake Mead property. Collectively, these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs and debt discounts are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the debt liability. Unamortized costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon the acquisition of both Lake Mead Crossings and Ygnacio (the “Properties”), the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Upon the acquisition of the Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2018 and 2017, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Changes in Accounting Policies - In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606),” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company’s adoption of the standard on January 1, 2018 did not have an impact on the pattern of revenue recognition.

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash,” which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. On January 1, 2018, the Company adopted the standard and retrospectively applied the guidance of the standard to the prior period presented, which resulted in a decrease of $835,945 in net cash used in investing activities on its consolidated statements of cash flows for the year ended December 31, 2017.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” and provides further guidance for evaluating whether a transaction be accounted for as an acquisition of an asset or a business. ASU 2017-01 is effective for interim annual periods beginning after December 15, 2017, and early adoption is permitted. The new standard is required to be applied prospectively to transactions occurring after the date of adoption. Under the ASU, we believe most of our future acquisitions of operating properties will qualify as asset acquisitions and most future transaction costs associated with these acquisitions will be capitalized. As of January 30, 2017, the Company early adopted ASU 2017-01 and the acquisition costs totaling $369,574, related to our acquisition of Ygnacio, were capitalized.

In February 2017, FASB issued ASU 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets,” which clarifies the scope of asset derecognition and adds further guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with non-customers. The Company has concluded that property sales represent transactions with non-customers. Sales of property generally represent only one performance obligation and are recognized when an enforceable contract is in place, collectability is ensured and control is transferred to the buyer. The Company’s adoption of this standard on January 1, 2018 did not have a significant impact on its consolidated financial statements as there were no sales of property during the year.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Restatements Resulting from Changes in Accounting Policy – The Company adopted ASU 2016-18 as of January 1, 2018, which required retroactive application of the standard as of January 1, 2017. As a result, the statement of cash flows for the year ended December 31, 2017 has been restated to explain the change in the total of cash and restricted cash, and the effects of the restatement are as follows:

	Previously Reported	Change in Accounting Policy	Restated
Year ended December 31, 2017

Net deposits to restricted cash - funded reserves	$(835,945)	$835,945	$-
Net cash (used in) investing activities	(11,905,439)	835,945	(11,069,494)
Net increase (Decrease) in Cash and Restricted Cash	(398,992)	835,945	436,953
Cash and restricted cash - Beginning of year	1,187,293	141,508	1,328,801
Cash and restricted cash - End of year	788,301	977,453	1,765,754

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Restatements Resulting from Correction of an Error – In order to better reflect the terms of the Loan Agreement with GKSI IV (Note 7) related to the Yield Maintenance Fee and the related Distribution Agreement, which are described more fully in Note 7, the consolidated financial statements as of and for the year ended December 31, 2017 have been restated report the debt discounts related to these agreements. Previously, the estimated amounts that were due and payable under these agreements were disclosed as a potential future liability in the notes to the consolidated financial statements. In hindsight, management has determined that the agreements with GKSI IV created obligations that the Company was liable for upon entering the agreements on November 12, 2015. As such, the note payable balance should have been increased for the estimated amounts to become due, with a corresponding offset to debt discount, which are reported as a direct reduction from the carrying amount of the related debt instrument. These amounts due for Yield Maintenance Fees are amortized over a straight-line basis over the 12-month period in which they relate to and the amounts due related to the Distribution Agreement are amortized over a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreement. The effects of the restatement are as follows:

	Previously Reported (2017)	Adjustment	Restated
As and for the Year ended December 31, 2017

Consolidated Balance Sheet
Notes payable - Net	$48,432,954	$2,548,585	$50,981,539

Total liabilities	57,642,111	2,548,585	60,190,696
Members' Equity (Deficit)	1,411,706	$(2,548,585)	$(1,136,879)
Total liabilities and members' deficit	$59,053,817	-	$59,053,817

Consolidated Statement of Operations
Interest expense	(3,238,256)	(1,170,564)	(4,408,820)
Total Other Income and (Expense)	(1,485,910)	(1,170,564)	(2,656,474)

Consolidated Net Loss	$(785,408)	$(1,170,564)	$(1,955,972)

Consolidated Statement of Members' Equity (Deficit)
Balance - Beginning of Year	2,197,114	(1,378,021)	819,093
Consolidated Net Loss	(785,408)	(1,170,564)	(1,955,972)
Balance - End of Year	$1,411,706	(2,548,585)	$(1,136,879)

Consolidated Statement of Cash Flows
Consolidated Net Loss	(785,408)	(1,170,564)	(1,955,972)
Amortization of debt discount costs and debt discount	229,781	1,170,564	1,400,345
Net cash provided by operating activities	1,281,058	-	1,281,058

Supplemental Disclosure of NonCash financing activities:
Debt discount costs recorded as a result of an increase in additional amounts due under note payable obligation	$-	$596,547	$596,547

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements – In February 2016, the FASB issued ASU 2016-02, Leases. This new guidance, including related ASUs that have subsequently been issued, was effective January 1, 2019 and requires lessees to recognize a liability to make lease payments and a right-of-use asset, initially measured at the present value of lease payments, for both operating and financing leases. For leases with a term of 12 months or less, lessees are permitted to make an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. The guidance allows lessors to make an accounting policy election, by class of underlying asset, to not separate non-lease components from lease components if certain requirements are met. The guidance also provides an optional transition method which would allow entities to initially apply the new guidance in the period of adoption, recognizing a cumulative-effect adjustment to the opening balance of retained earnings, if necessary, and provides a package of three practical expedients whereby companies are not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification (operating vs. capital/financing leases) for any expired or existing leases and (iii) initial direct costs for any existing leases. Further, the guidance requires (i) lease-related revenues to be presented in a single line item rather than the current presentation which separates them between “rental income” and “tenant recovery income” on the consolidated statements of operations and other comprehensive (loss) income and (ii) bad debt expense to be presented as an adjustment to revenue rather than the current presentation within “operating expenses” on the consolidated statements of operations and other comprehensive (loss) income. The standard also requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption.

We do not have any leases whereby we are the lessee, as such, we do not expect to have any financial statement impact upon adoption. For leases with a term of 12 months or less, we will make an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. Under this new pronouncement, lessor accounting for lease components will be largely unchanged from existing GAAP. Only incremental direct leasing costs may be capitalized under the new guidance, which is consistent with our existing policies. We plan to adopt the package of three practical expedients. With regards to the presentation of revenue, the Company will present income related to leases as a single line item, net of bad debt expense, on the consolidated statements of operations beginning in 2019.

Note 2 - Rental Properties

Rental properties and depreciable lives are summarized as follows:

	Depreciable Life - Years	2018	2017

Land	-	$25,833,373	$25,833,373
Land Improvements	10	2,516,513	2,516,513
Building	35 - 40	25,088,811	25,088,811
Tenant Improvements	(a)	2,127,362	1,993,133
Furniture and Fixtures	7	6,395	-
Total cost		55,572,454	55,431,830

Accumulated depreciation		3,822,213	2,700,819

Net rental properties		$51,750,241	$52,731,011

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $1,311,140 and $1,500,898 for the years ended December 31, 2018 and 2017, respectively.

Note 3 – Deferred Leasing Costs

Deferred leasing costs are summarized of follows:

	Basis of Amortization	2018	2017

Lease commissions	Lease terms	$1,315,200	$1,248,013

Accumulated amortization		708,176	475,793

Deferred leasing costs - net		$607,024	$772,220

Total amortization expense charged to operations amounted to $281,674 and $304,792 for the years ended December 31, 2018 and 2017, respectively.

Note 4 - Lease Intangibles

Lease intangible assets are summarized as follows:

	2018	2017

Above-market leases	$1,282,002	$1,282,002
In-place leases	5,066,754	5,378,863
	6,348,756	6,660,865

Accumulated amortization
Above-market leases	1,103,781	701,858
In-place leases	3,506,561	2,561,015
	4,610,342	3,262,873

Lease intangible assets - net	$1,738,414	$3,397,992

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $401,923 and $394,853 for the years ended December 31, 2018 and 2017, respectively. Total amortization expense, attributable to in-place leases amounted to $1,257,655 and $1,594,264 for the years ended December 31, 2018 and 2017, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2019	$814,801	$178,221	$993,022
2020	228,613	-	228,613
2021	163,458	-	163,458
2022	85,778	-	85,778
2023	73,168	-	73,168
Thereafter	194,375	-	194,375
Total	$1,560,193	$178,221	$1,738,414

Note 4 - Lease Intangibles (continued)

Lease intangible liabilities consisted of:

	2018	2017

Below market leases	$2,842,109	$2,901,034

Accumulated accretion	1,286,566	942,999

Lease intangible liabilities - net	$1,555,543	$1,958,035

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $402,492 and $470,315 for the years ended December 31, 2018 and 2017, respectively. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2019	$350,666
2020	211,282
2021	177,553
2022	152,091
2023	148,246
Thereafter	515,705
Total	$1,555,543

Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. See Note 11 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 2 inputs.

Note 5 – Fair Value (Continued)

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Note 6 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. Additionally, the unfunded balance of the Nevada State Bank note payable in the amount of $463,000 was funded into the tenant improvement reserve in 2017. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

2700 Ygnacio, LLC (“Ygnacio”):

Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund leasing commissions and tenant improvements approved by the lender. Ygnacio is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan.

GK Investment Holdings, LLC:

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

Note 6 – Restricted Cash - Funded Reserves (continued)

Restricted cash - funded reserves consisted of:

	2018	2017

Tenant improvement/lease commission reserves	$391,975	$761,670
Bond service reserve	460,971	215,783

	$852,946	$977,453

Note 7 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the Property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”). In conjunction with the sale of the 7,790 square foot building to PDCS in 2017 (Note 12), LM Partners made a principal payment on the NP 1 loan reducing the outstanding principal balance by $2,700,000.

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,904.

NP 2 bears interest at 4.00% per annum and was payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $10,073,260 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements.

Note 7 - Notes Payable (continued)

GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development (together, LM Partners, LM Parent and LM Development are referred to as “Lake Mead”). GKSI IV is managed by the Manager and the Sponsor of the Bonds. In January 2018, Lake Mead commenced repaying the GKSI IV loan out of bond proceeds and on January 4, 2019, the loan with GKSI IV was paid in full.

The loan bore interest at 8.00% per annum and required monthly interest only payments until maturity on November 12, 2018. The loan was collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance was guaranteed by GK Development, Inc.

As a condition of the loan, the lender, GKSI IV, was obligated to pay a Yield Maintenance Fee to the Members of GKSI IV. In turn, Lake Mead was obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee on the Repayment Amount, which is defined as the Member’s unreturned capital contributions.

The Yield Maintenance Fee had variable interest rates as follows: (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date.

The purpose of the Yield Maintenance Fee is to fund the preferred return to the members of GKSI IV, per GKSI IV’s amended and restated operating agreement. The Yield Maintenance Fee is calculated based on the Member’s unreturned capital contributions, as noted above, and not on the amount of the loan. The Measurement Period is based on the day that the GKSI IV Member contributes their capital, and results in the full amount of the Yield Maintenance Fee being an obligation on the first day of the Measurement Period and continuing until the next anniversary of the Measurement Period.

In addition, Lake Mead entered into a Distribution Agreement with GKSI IV, which provides that, in the event that GKSI IV has insufficient funds to pay in full the distributions provided for in GKSI IV’s operating agreement, Lake Mead shall pay the shortfall. When GKSI IV was formed, there was a variance of $1,492,735 between the amount raised by GKSI IV and the amount loaned to Lake Mead as a result of formation and syndication costs, i.e., the shortfall noted above.

Note 7 - Notes Payable (continued)

Management has determined that both the Yield Maintenance Fee and the potential amounts due under the Distribution Agreement created obligations that Lake Mead was liable for upon the entering of the agreements on November 12, 2015. As such, a liability was recorded for the estimated amounts to become due, with a corresponding offset to debt discount during prior periods. As of December 31, 2017, the balance due with regards to the Yield Maintenance Fee was $1,967,620 and with regards to the Distribution Agreement was $1,492,735, for a total of $3,460,355, which is included as additional amounts due under note payable obligation in the consolidated balance sheet.

As of December 31, 2018, the entire loan was repaid, including $3,382,221 of debt discount, and on January 4, 2019, a final payment of $78,134 was made under the terms of the Distribution Agreement. This amount is included in notes payable - net on the consolidated balance sheet. The Distribution Agreement between Lake Mead and GKSI IV also terminates upon this final payment.

At December 31, 2017, $9,538,483 and $394,000 was owed by LM Parent and LM Development, respectively, and the additional amount due described above was $3,460,355, aggregating to $13,392,838.

GK Development, Inc.

Concurrent with the acquisition of the rental property by LM Partners, LM Partners entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, in the maximum amount of $2,608,100. The loan, which bore interest at 7.00% per annum was repaid in 2017.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 5.10% and 4.11% per annum at December 31, 2018 and 2017, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2022. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements.

Note 7 - Notes Payable (continued)

GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Development, LM Development entered into a loan agreement with GKSI IV in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. See above for the terms of the GKSI IV loan.

In January 2018, LM Development repaid its outstanding principal balance of the GKSI IV loan of $394,000.

2700 Ygnacio, LLC (“Ygnacio”)

Mutual of Omaha Bank

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender.

The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, however, the loan can be extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% of the amount prepaid during the first six years of the term of the loan. Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements.

G.
GK Development, Inc.

On December 22, 2016, Ygnacio entered into an Assignment of Purchase and Sale Agreement with GK Development, Inc. (“Assignment”), pursuant to which GK Development, Inc. assigned to Ygnacio a Purchase and Sale Agreement, as amended, to acquire the three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Concurrent with the entry into the Assignment, Ygnacio entered into an unsecured loan agreement with GK Development, Inc., the Manager, and the Sponsor of the Bonds, for an amount of $855,000. The loan proceeds were used to fund the acquisition escrow deposit. The loan, which was fully repaid as of December 31, 2017, bore interest, payable monthly, at 7.00% per annum.

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into an unsecured loan agreement with GK Development, Inc., in the amount of $1,450,000. This loan, which was fully repaid as of April 10, 2017, bore interest at 12.00% per annum through March 17, 2017 and 18% per annum thereafter through the re-payment date.

Note 7 - Notes Payable (continued)

Notes payable are summarized as follows:

	2018	(restated) 2017

Nevada State Bank (NP 1)	$24,697,764	$25,383,306
Nevada State Bank (NP 2)	485,387	500,000
GK Secured Income IV, LLC (restated)	-	13,392,838
Barrington Bank & Trust Co. N.A.	2,503,800	2,569,200
Mutual of Omaha Bank	10,860,938	11,119,475

Total notes payable	$38,547,889	$52,964,819

	Basis of Amortization	2018	(restated) 2017
	Straight-line
	over
Debt issuance costs	loan terms	$1,443,787	$1,524,881
Debt discount		3,460,355	3,460,355
Less: Accumulated amortization		4,033,763	3,001,956

Debt issuance costs - net		870,379	1,983,280

Notes payable - net		$37,677,510	$50,981,539

Total amortization expense of debt issuance costs charged to operations amounted to $1,112,901 and $1,400,345 (restated) for the years ended December 31, 2018 and 2017, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 7 - Notes Payable (continued)

Future minimum principal payments are as follows:

Years Ending December 31	Total

2019	$1,064,545
2020	1,103,087
2021	1,151,598
2022	3,440,237
2023	1,181,067
Thereafter	30,607,355
Total	$38,547,889

Note 8 – Bonds Payable

The Company is offering 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds will continue to be sold through September 30, 2019 and the Company intends to continue to use the bond proceeds to pay down existing indebtedness and to acquire additional commercial rental properties.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 10 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

As of June 20, 2018, the Company started a “Volume-Weighted Discount” to the public. The discount ranges from three to five percent depending on the volume of the bonds. The bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

Note 8 – Bonds Payable (continued)

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest. In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

Bonds payable are summarized as follows:

	2018	2017

Bonds Payable	$24,387,750	$7,113,000

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$2,340,977	$679,185
Bond discount	bond terms	620,970	-
Less: Accumulated amortization		353,344	74,383

Deferred bond issuance costs - net		2,608,603	604,802

Bonds payable - net		$21,779,147	$6,508,198

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $278,961 and $72,342 for the years ended December 31, 2018 and 2017, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations.

Note 9 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31	Total

2018
2019	$4,688,000
2020	2,816,000
2021	2,247,000
2022	1,606,000
2023	1,066,000
Thereafter	921,000
Total	$13,344,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of December 31, 2018, four tenants currently occupy 70.48% of the portion of the retail power center owned by LM Partners, representing approximately 26.47% of the future minimum base rental revenue under leases expiring on various dates between 2020 and 2025. These same tenants account for 32.32% and 31.18% of the minimum rents for the years ended December 31, 2018 and 2017, respectively.

Lake Mead Development, LLC

As of December 31, 2018, two tenants currently occupy 96.54% of the portion of the power center owned by LM Development, representing approximately 12.98% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 7.87% and 7.04% of the minimum rents for the years ended December 31, 2018 and 2017, respectively.

2700 Ygnacio, LLC

As of December 31, 2018, two tenants currently occupy 60.86% of the portion of the office building owned by Ygnacio, representing approximately 13.16% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2021. These same tenants account for 25.65% and 22.53% of the minimum rents for the years ended December 31, 2018 and 2017, respectively.

Note 10 - Related Party Transactions

Lake Mead Crossings and Ygnacio are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Ygnacio. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 7 for the loans payable to (i) GK Development Inc., the Manager, and the Sponsor of the Bonds and (ii) GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

With respect to related parties, amounts incurred consisted of the following:

	2018	2017
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$220,546	$229,570
Acquisition fees (2% of the purchase price)	-	300,000
Disposition fees (2% of the selling price)	-	80,000
Brokerage fees (1% of the selling price)	-	40,000
Leasing commissions - capitalized	104,046	178,939
Legal costs - expensed	10,399	-
Interest on loans (Note 7)	1,544	164,068
Bond issuance costs	445,688	145,976
	$782,223	$1,138,553

GKSI IV
Interest on loans (Note 7)	$455,729	$797,434
Yield maintenance fees (Note 7)	1,889,486	-
Amounts due under Distribution Agreement (Note 7)	1,492,735	-
Financing fees	199,570	-

Total	$4,819,743	$1,935,987

Note 10 – Related Party Transactions (continued)

At December 31, 2018 and 2017, $18,288 and $0, respectively, was due from GK Development, Inc., and is included in due from affiliates on the accompanying consolidated balance sheets related to expenses paid by the Company on behalf of GK Development, Inc.

At December 31, 2018 and 2017, $21,064 and $25,857, respectively, was owed to GK Development, Inc., and is included in due to affiliates on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

At December 31, 2018 and 2017, $0 and $67,486, respectively, was owed to GKSI IV, LLC for unpaid accrued interest, which is included in accrued interest on the accompanying consolidated balance sheets. Additionally, GKSI IV, LLC was owed $0 and $199,570, at December 31, 2018 and 2017, respectively, for unpaid accrued loan fees, which is included in accrued financing fees payable on the accompanying consolidated balance sheets.

Note 11 – Asset Acquisition of Rental Property

On December 22, 2016, the Company, through Ygnacio, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Ygnacio that certain purchase and sale agreement, as amended, to acquire a three-story, Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. The acquisition closed on January 30, 2017 for a purchase price of $14,905,290 (excluding prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a Class A office building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$10,353,173
Rental property and improvements	2,066,116
Leasing commissions	370,705
Above-market leases	372,258
In-place leases	1,935,645
15,097,897

Below-market leases	(192,607)

Net cash consideration	$14,905,290

Acquisition costs attributable to the acquisition of Ygnacio, which include acquisition fees and other closing fees totaled $369,574 for the year ended December 31, 2017. Such costs have been capitalized and included in rental properties on the accompanying consolidated balance sheets.

Note 11 – Asset Acquisition of Rental Property - continued

The fair value of total identifiable net assets was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications, which are Level 2 inputs, as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 8.75%. The purchase price was allocated to the assets acquired based on their relative fair market value.

Note 12 – Sale of Rental Property

The Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC (“PDCS”), a current tenant in the rental property, in terms of which LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 leasable square feet, for $4,000,000 (excluding prorations). The sale closed on March 20, 2017, resulting in a gain on sale of the rental property of $1,738,882, which has been included in gain on sale of rental property on the accompanying consolidated statements of operations for the year ended December 31, 2017. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank loan and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development, Inc. loan.

The following table summarizes the gain on sale of the rental property:

Sales price	$4,000,000
Less Closing costs	(381,095)

Net proceeds from sale	3,618,905

Less Net book value of property sold	(1,880,023)

Gain on sale	$1,738,882

Note 13 – Subsequent Events

On April 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,562,000 of Bonds.

The consolidated financial statements and related disclosures include evaluation of events up through and including August 26, 2019, which is the date the consolidated financial statements were available to be issued.

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of our Company, incorporated by reference to Exhibit (2)(a) to our Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of our Company, incorporated by reference to Exhibit (2)(b) to Our Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our Company and the trustee, incorporated by reference to Exhibit 3.1 to our Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to our Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to our Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Loan Agreement between our Company and 1551 Kingsbury Partners, L.L.C. incorporated by reference to Exhibit 6.6 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)	Loan Agreement between our Company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Loan Agreement between our Company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(8)
Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to our Company’s Current Report on Form 1-U filed on October 6, 2016.

(9)	Plante& Moran, PLLC letter addressed to the Securities and Exchange Commission, incorporated by reference to Exhibit 9.1 to our Company’s Current Report on Form 1-U filed on December 1, 2016.

(15.1)	The Company’s Current Report on Form 1-U, dated April 28, 2019, incorporated by reference to the Company’s Current Report on Form 1-U filed on May 2, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

	By:	GK Development, Inc.,
an Illinois corporation, Manager

Date: September 9, 2019	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 9, 2019	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President of our manager (Principal Executive Officer)